[redacted]

13010521

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC
Mail Processing
Section
FEB 28 2013
Washington DC
400

14
3/5

SEC FILE NUMBER
8-40608

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

:EPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

IAME OF BROKER - DEALER:

W.H. MELL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

.DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 SPRINGFIELD AVENUE
(No. and Street)

UMMIT	NEW JERSEY	07901
(City)	(State)	(Zip Code)

IAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

. BRADLEY MELL — (908) 273-4550
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OBEL & CO., LLC
(Name - if individual, state last, first, middle name)

93 EISENHOWER PARKWAY, SUIE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

:HECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

:laims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant ust be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

EC 1410 (06-02)

W.H. MELL ASSOCIATES, INC.
STATEMENTS OF FINANCIAL CONDITION

	December 31, 2012	2011
ASSETS		
Cash and cash equivalents	$ 870,473	$ 833,291
Deposit with clearing broker	100,000	100,000
Securities owned - trading	12,913,011	8,725,350
Investment in subsidiary	13,995	25,568
Interest receivable	230,625	206,768
Fixed assets, net of accumulated depreciation	94,377	100,962
Security deposits	750	750
Other assets	67,885	79,669
	$ 14,291,116	$ 10,072,358

	2012	2011
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to clearing broker	$ 11,679,784	$ 7,492,986
Securities sold, not yet purchased	35,175	35,531
Accounts payable and other accrued expenses	456,763	398,674
Total Liabilities	12,171,722	7,927,191
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares, issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,221,183	1,246,956
Total Stockholder's Equity	2,119,394	2,145,167
	$ 14,291,116	$ 10,072,358